SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

W. R. GRACE & CO.
(Name of the Issuer)

W. R. Grace & Co.
Gibraltar Merger Sub Inc.
Gibraltar Acquisition Holdings LLC
Gibraltar Midco Holdings LLC
Gibraltar Parent Holdings LLC
Standard Industries Inc.
Standard Industries Holdings Inc.
40 North Management LLC
40 North Latitude Fund LP
40 North GP III LLC
40 North Latitude Master Fund Ltd.
David S. Winter
David J. Millstone
 (Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38388F108
(CUSIP Number of Class of Securities)

W. R. Grace & Co.	40 North Management LLC
7500 Grace Drive Columbia, Maryland 21044	9 West 57th Street, 47th Floor New York, New York 10019
Phone: (410) 531-4000	Phone: (212) 821-1600
Attn: Cherée Johnson	Attn: Jason Pollack
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to
Wachtell, Lipton, Rosen & Katz	Sullivan & Cromwell LLP
51 West 52nd Street	125 Broad Street
New York, NY 10019	New York, NY 10004
(212) 403-1000	(212) 558-4000
Attn: Andrew R. Brownstein, Gregory E. Ostling & Mark A. Stagliano	Attn: Matthew G. Hurd & Scott B. Crofton

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Maximum aggregate value of transaction*	$ 4,682,582,155	Amount of filing fee**	$510, 870

*
Solely for purposes of calculating the filing fee, the underlying value of the transaction was calculated based upon the sum of: (a) the product of 66,269,338 shares of Grace common stock and the per share merger consideration of $70.00; (b) the product of (i) 680,261 shares of Grace common stock issuable upon exercise of options with an exercise price below the per share merger consideration of $70.00 and (ii) the difference between $70.00 and the weighted average exercise price of such options of $61.63; (c) the product of 273,208 shares of Grace common stock underlying restricted stock units that are not subject to performance vesting and the per share merger consideration of $70.00; and (d) the product of 270,145 shares of Grace common stock underlying performance-based restricted stock units and the per share merger consideration of $70.00.

** In accordance with Section 14(g) of the Securities Exchange Act of 1934, the filing fee was determined by multiplying 0.00010910 by $ 4,682,582,155 .

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$510,8 70	Filing Party:	W. R. Grace & Co.
Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A, Amendment No. 1 and Amendment No. 3	Date Filed:	May 24, 2021, June 21, 2021 and July 26, 2021

INTRODUCTION

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (“Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) W. R. Grace & Co. (“Grace”); (ii) Gibraltar Acquisition Holdings LLC, a Delaware limited liability company (“Parent”); (iii) Gibraltar Merger Sub Inc., a Delaware corporation (“Merger Sub”); (iv) Gibraltar Midco Holdings LLC, a Delaware limited liability company; (v) Gibraltar Parent Holdings LLC, a Delaware limited liability company; (vi) Standard Industries Inc., a Delaware corporation; (vii) Standard Industries Holdings Inc., a Delaware corporation; (viii) 40 North Management LLC, a Delaware limited liability company; (ix) 40 North Latitude Fund LP, a Delaware limited partnership; (x) 40 North GP III LLC, a Delaware limited liability company; (xi) 40 North Latitude Master Fund Ltd., a Limited Company incorporated in the Cayman Islands; (xii) David S. Winter, a U.S. citizen; and (xiii) David J. Millstone, a U.S. citizen (each of (i) through (xiii) a “Filing Person,” and collectively, “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 26, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Grace, Parent and Merger Sub.  Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Grace and the separate corporate existence of Merger Sub will cease, with Grace continuing as the surviving corporation and as a wholly owned subsidiary of Parent (which we refer to as the “merger”).  Upon completion of the merger, each outstanding share of Grace common stock, par value $0.01 per share (the “Grace common stock”) (other than shares of Grace common stock (i) held by Grace as treasury stock, (ii) owned directly or indirectly by Parent, Merger Sub or any other subsidiary of Parent, (iii) owned by any wholly owned subsidiary of Grace or (iv) owned by Grace stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such shares of Grace common stock in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive an amount in cash equal to $70.00, without interest thereon and less any applicable withholding taxes.  As a result of the merger, Grace common stock will no longer be publicly traded and will be delisted from the NYSE.  In addition, Grace common stock will be deregistered under the Exchange Act, and Grace will no longer file periodic reports with the SEC.

Concurrently with the filing of this Transaction Statement, Grace is filing with the SEC a revised proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which Grace’s board of directors is soliciting proxies from the holders of Grace common stock in connection with the merger.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.  As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.  Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

The board of directors of Grace, on behalf of Grace and after considering the factors more fully described in the Proxy Statement, unanimously (i) determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Grace and its stockholders (including unaffiliated security holders); (ii) approved the execution, delivery and performance of the Merger Agreement by Grace and the consummation of the transactions contemplated by the Merger Agreement; and (iii) resolved to recommend that the holders of Grace common stock (including unaffiliated security holders) approve the adoption of the Merger Agreement and the consummation of the transactions contemplated thereby.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Grace is “controlled” by any of the Filing Persons or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.          Summary Term Sheet (Regulation M-A Item 1001)

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2.          Subject Company Information (Regulation M-A Item 1002)

(a) Name and address.  Grace’s name, and the address and telephone number of its principal executive offices are:

W. R. Grace & Co.

7500 Grace Drive

Columbia, Maryland  21044

(410) 531-4000

(b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—Who is entitled to vote at the Special Meeting?”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Other Important Information Regarding Grace—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Grace—Market Price of Common Stock and Dividends”

(d) Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Grace—Market Price of Common Stock and Dividends”

“Proposal 1:  Adoption of the Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior public offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Grace—Prior Public Offerings”

(f) Prior stock purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Grace—Certain Transactions in Shares of Grace Common Stock”

“Other Important Information Regarding the Purchaser Filing Persons”

Item 3.          Identity and Background of Filing Person (Regulation M-A Item 1003)

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Parties Involved in the Merger”

“Other Important Information Regarding Grace—Directors and Executive Officers of Grace”

“Other Important Information Regarding the Purchaser Filing Persons”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Grace—Directors and Executive Officers of Grace”

“Other Important Information Regarding Grace—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding the Purchaser Filing Persons”

“Where You Can Find More Information”

Item 4.          Terms of the Transaction (Regulation M-A Item 1004)

(a) Material terms.

(1) Tender offer.  Not applicable.

(2) Merger and Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—When do you expect the Merger to be completed?”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Closing and Effective Time”

“Summary Term Sheet—Closing Conditions”

“Proposal 1:  Adoption of the Merger Agreement—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“Proposal 1:  Adoption of the Merger Agreement—Closing and Effective Time”

“Proposal 1:  Adoption of the Merger Agreement—Conditions to the Closing of the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—What will I receive if the Merger is completed?”

“Special Factors—Merger Consideration”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger—Treatment of Company Equity Awards”

“Proposal 1:  Adoption of the Merger Agreement—Merger Consideration”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Summary of Certain Discussion Materials Provided by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Management Projections”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—Interests of Executive Officers and Directors of Grace in the Merger”

“Special Factors—Merger Consideration”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Certain Effects of the Merger for Parent”

“Proposal 1:  Adoption of the Merger Agreement—Merger Consideration”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment of the Merger”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Merger Consideration”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

 “Special Factors—The Voting Agreement”

“Special Factors—Financing of the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Merger Consideration”

“Proposal 2:  The Grace Compensation Proposal”

(d) Appraisal rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Appraisal Rights”

Annex D – Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for unaffiliated security holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Grace Stockholders”

(f) Eligibility for listing or trading.  Not applicable.

Annex A — Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a)(1) – (2) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Merger Consideration”

“Proposal 2:  The Grace Compensation Proposal”

“Other Important Information Regarding Grace—Certain Transactions in Shares of Grace Common Stock”

“Other Important Information Regarding the Purchaser Filing Persons”

(b) – (c) Significant corporate events; Negotiations or contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

“Special Factors—The Voting Agreement”

“Special Factors—Financing of the Merger”

“Proposal 1:  Adoption of the Merger Agreement”

“Proposal 2:  The Grace Compensation Proposal”

“Other Important Information Regarding the Purchaser Filing Persons”

Annex A — Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc.

Voting Agreement, dated as of April 26, 2021, by and between 40 North Latitude Master Fund Ltd. and W. R. Grace & Co.

Limited Guaranty, dated as of April 26, 2021, by and between W. R. Grace & Co. and Standard Industries Holdings Inc.

Letter Agreement, dated as of February 1, 2021, by and between W. R. Grace & Co. and 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP.

Letter Agreement, dated as of February 20, 2019, by and between W. R. Grace & Co. and 40 North Management LLC, 40 North Latitude Feeder Fund LP, 40 North GP III LLC and 40 North Latitude Master Fund Ltd.

Equity Commitment Letter, dated as of April 26, 2021, by and between Gibraltar Acquisition Holdings LLC and Standard Industries Holdings Inc.

Amended and Restated Commitment Letter, dated as of May 17, 2021, by and among JPMorgan Chase Bank, N.A., BNP Paribas, BNP Paribas Securities Corp., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Citigroup Global Markets Inc., Mizuho Bank, Ltd., HSBC Securities (USA) Inc., HSBC Bank USA, N.A., The Toronto-Dominion Bank, New York Branch, TD Securities USA and Gibraltar Acquisition Holdings LLC.

(e) Agreements involving the subject company’s securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

“Special Factors—Background of the Merger”

“Special Factors—The Voting Agreement”

“Special Factors—Financing”

“Proposal 1:  Adoption of the Merger Agreement”

“Other Important Information Regarding Grace—Certain Transactions in Shares of Grace Common Stock”

“Other Important Information Regarding the Purchaser Filing Persons”

Annex A — Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc.

Voting Agreement, dated as of April 26, 2021, by and between 40 North Latitude Master Fund Ltd. and W. R. Grace & Co.

Limited Guaranty, dated as of April 26, 2021, by and between W. R. Grace & Co. and Standard Industries Holdings Inc.

Letter Agreement, dated as of February 1, 2021, by and between W. R. Grace & Co. and 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP.

Letter Agreement, dated as of February 20, 2019, by and between W. R. Grace & Co. and 40 North Management LLC, 40 North Latitude Feeder Fund LP, 40 North GP III LLC and 40 North Latitude Master Fund Ltd.

Equity Commitment Letter, dated as of April 26, 2021, by and between Gibraltar Acquisition Holdings LLC and Standard Industries Holdings Inc.

Amended and Restated Commitment Letter, dated as of May 17, 2021, by and among JPMorgan Chase Bank, N.A., BNP Paribas, BNP Paribas Securities Corp., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Citigroup Global Markets Inc., Mizuho Bank, Ltd., HSBC Securities (USA) Inc., HSBC Bank USA, N.A., The Toronto-Dominion Bank, New York Branch, TD Securities USA and Gibraltar Acquisition Holdings LLC.

Item 6.          Purposes of the Transaction, and Plans or Proposals (Regulation M-A Item 1006)

(b) Use of securities acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Delisting and Deregistration of Grace Common Stock”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Effect of the Merger”

“Special Factors—Merger Consideration”

“Special Factors—Effect on Grace if the Merger Is Not Completed”

“Special Factors—Plans for Grace After the Merger”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“Proposal 1:  Adoption of the Merger Agreement—Merger Consideration”

“Proposal 1:  Adoption of the Merger Agreement—Exchange and Payment Procedures”

“Other Important Information Regarding Grace—Market Price of Common Stock and Dividends”

(c)(1) – (8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Delisting and Deregistration of Grace Common Stock”

“Special Factors—Effect of the Merger”

“Special Factors—Effect on Grace if the Merger Is Not Completed”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Plans for Grace After the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Interest of Executive Officers and Directors of Grace in the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Conduct of Business Pending the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Efforts to Close the Merger”

“Proposal 2:  The Grace Compensation Proposal”

“Other Important Information Regarding Grace—Market Price of Common Stock and Dividends”

Annex A— Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc.

Item 7.          Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Plans for Grace After the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Certain Effects of the Merger for Parent”

(b) Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

(c) Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Management Projections”

“Proposal 1:  Adoption of the Merger Agreement—Merger Consideration”

Annex B — Opinion of Goldman Sachs & Co. LLC

Annex C — Opinion of Moelis & Company LLC

(d) Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Delisting and Deregistration of Common Stock”

“Special Factors—Effect of the Merger”

“Special Factors—Effect on Grace if the Merger Is not Completed”

“Special Factors—Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Plans for Grace After the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Proposal 1:  Adoption of the Merger Agreement—Fees and Expenses”

“Proposal 1:  Adoption of the Merger Agreement—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“Proposal 1:  Adoption of the Merger Agreement—Merger Consideration”

“Proposal 1:  Adoption of the Merger Agreement—Conduct of Business Pending the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Employee Matters”

“Proposal 1:  Adoption of the Merger Agreement—Indemnification and Insurance”

“Other Important Information Regarding Grace—Market Price of Common Stock and Dividends”

Annex A — Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc.

Item 8.          Fairness of the Transaction (Regulation M-A Item 1014)

(a) – (b) Fairness; Factors considered in determining fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Summary of Certain Discussion Materials Provided by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Certain Effects of the Merger for Parent”

Annex B — Opinion of Goldman Sachs & Co. LLC

Annex C — Opinion of Moelis & Company LLC

(c) Approval of security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Grace Stockholders Meeting”

“Proposal 1:  Adoption of the Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc.

(d) Unaffiliated representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Provision for Unaffiliated Grace Stockholders”

(e) Approval of directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Board of Directors’ Recommendation”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Proposal 1:  Adoption of the Merger Agreement—Company Board Recommendation; Company Adverse Recommendation Change”

(f) Other offers.

“Special Meeting—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

Item 9.          Reports, Opinions, Appraisals and Certain Negotiations (Regulation M-A Item 1015)

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Summary of Certain Discussion Materials Provided by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC”

“Where You Can Find More Information”

Annex B—Opinion of Goldman Sachs & Co. LLC

Annex C—Opinion of Moelis & Company LLC

The discussion materials dated April 1, 2021, April 7, 2021 and April 25, 2021, each prepared by Goldman Sachs & Co., LLC and reviewed by the board of directors and management of W. R. Grace & Co., are attached hereto as Exhibits (c)(3) through (c)(5) and incorporated herein by reference.

The discussion materials dated April 7, 2021, April 25, 2021, April 26, 2021 and May 23, 2021, each prepared by Moelis & Company LLC and reviewed by the board of directors and management of W. R. Grace & Co., are attached hereto as Exhibits (c)(6) through (c)(9) and incorporated herein by reference.

The discussion materials dated October 23, 2020 and November 16, 2020, each prepared by Citigroup Global Markets Inc. and provided to the management of 40 North Management LLC, are attached hereto as Exhibits (c)(10) and (c)(11) and incorporated herein by reference.

The discussion materials dated February 24, 2021, jointly prepared by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC and provided to the management of 40 North Management LLC, is attached hereto as Exhibit (c)(12) and incorporated herein by reference.

The discussion materials dated March 23, 2021, prepared by J.P. Morgan Securities LLC and provided to the management of 40 North Management LLC, is attached hereto as Exhibit (c)(13) and incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Grace during its regular business hours by any interested equity security holder of Grace or representative who has been so designated in writing.

Item 10.          Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a) – (b) Source of funds; Conditions.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Proposal 1:  Adoption of the Merger Agreement—Cooperation with Debt Financing”

Equity Commitment Letter, dated as of April 26, 2021, by and between Gibraltar Acquisition Holdings LLC and Standard Industries Holdings Inc.

Amended and Restated Commitment Letter, dated as of May 17, 2021, by and among JPMorgan Chase Bank, N.A., BNP Paribas, BNP Paribas Securities Corp., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Citigroup Global Markets Inc., Mizuho Bank, Ltd., HSBC Securities (USA) Inc., HSBC Bank USA, N.A., The Toronto-Dominion Bank, New York Branch, TD Securities USA and Gibraltar Acquisition Holdings LLC.

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Fees and Expenses”

“Proposal 1:  Adoption of the Merger Agreement—Termination of the Merger Agreement”

“Proposal 1:  Adoption of the Merger Agreement—Termination Fee”

“Proposal 1:  Adoption of the Merger Agreement—Fees and Expenses”

(d) Borrowed funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger—Debt Financing”

“Proposal 1:  Adoption of the Merger Agreement—Cooperation with Debt Financing”

Equity Commitment Letter, dated as of April 26, 2021, by and between Gibraltar Acquisition Holdings LLC and Standard Industries Holdings Inc.

Amended and Restated Commitment Letter, dated as of May 17, 2021, by and among JPMorgan Chase Bank, N.A., BNP Paribas, BNP Paribas Securities Corp., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Citigroup Global Markets Inc., Mizuho Bank, Ltd., HSBC Securities (USA) Inc., HSBC Bank USA, N.A., The Toronto-Dominion Bank, New York Branch, TD Securities USA and Gibraltar Acquisition Holdings LLC.

Item 11.          Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

“Other Important Information Regarding Grace—Directors and Executive Officers of Grace”

“Other Important Information Regarding Grace—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding the Purchaser Filing Persons”

(b) Securities transactions.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Grace—Certain Transactions in the Shares of Grace Common Stock”

“Other Important Information Regarding the Purchaser Filing Persons”

Item 12.          The Solicitation or Recommendation (Regulation M-A Item 1012)

(d) Intent to tender or vote in a going-private transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—The Voting Agreement”

Voting Agreement, dated as of April 26, 2021, by and between 40 North Latitude Master Fund Ltd. and W. R. Grace & Co.

(e) Recommendation of others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Purpose and Reasons of Grace for the Merger”

“Special Factors—Purpose and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Benefits of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Detriments of the Merger for Grace’s Unaffiliated Stockholders”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—The Voting Agreement”

Voting Agreement, dated as of April 26, 2021, by and between 40 North Latitude Master Fund Ltd. and W. R. Grace & Co.

Item 13.          Financial Information (Regulation M-A Item 1010)

(a) Financial statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Management Projections”

“Other Important Information Regarding Grace—Selected Historical Financial Data”

“Other Important Information Regarding Grace—Book Value Per Share”

“Where You Can Find More Information”

The audited financial statements set forth in Item 8 of W. R. Grace & Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the financial statements set forth in Item 1 of W. R. Grace & Co.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 are attached hereto as Exhibits (a)(10) and (a)(11) and are incorporated herein by reference.

(b) Pro forma information.  Not applicable.

Item 14.          Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009)

(a) – (b) Solicitations or recommendations; Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors; Reasons for the Merger; Fairness of the Merger”

“Special Factors—Fees and Expenses”

“Proposal 1:  Adoption of the Merger Agreement—Fees and Expenses”

Item 15.          Additional Information (Regulation M-A Item 1011)

(b) Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—Why are the stockholders being asked to cast an advisory (non-binding) vote to approve the Compensation Proposal?”

“The Special Meeting—Purpose of the Special Meeting”

“Special Factors—Interests of Executive Officers and Directors of Grace in the Merger”

“Proposal 2:  The Grace Compensation Proposal”

(c) Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.          Exhibits (Regulation M-A Item 1016)

(a)(1) Preliminary Proxy Statement of W. R. Grace & Co. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to W. R. Grace & Co. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated April 26, 2021 (filed as Exhibit 99.1 to W. R. Grace & Co.’s Current Report on Form 8-K, filed April 26, 2021 (Film No. 21851620) and incorporated herein by reference).

(a)(6) A Letter from CEO to Employees of W. R. Grace & Co. Sent on April 26, 2021 (filed by W. R. Grace & Co. on April 26, 2021 pursuant to pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(7) Employee FAQ Circulated April 26, 2021 (filed by W. R. Grace & Co. on April 26, 2021 pursuant to pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(8) A Letter from Co-CEOs of Standard Industries Holdings to Employees of W. R. Grace & Co. Sent on May 13, 2021 (filed by W. R. Grace & Co. on May 13, 2021 pursuant to pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(9) Employee FAQ Circulated May 18, 2021 (filed by W. R. Grace & Co. on May 18, 2021 pursuant to pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(10) W. R. Grace & Co. Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (filed on February 26, 2021 and incorporated herein by reference).

(a)(11) W. R. Grace & Co. Quarterly Report on Form 10-Q for the period ended March 31, 2021 (filed on May 7, 2021 and incorporated herein by reference).

(c)(1) Opinion of Goldman Sachs & Co. LLC, dated April 26, 2021 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Opinion of Moelis & Company, dated April 26, 2021 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(3) * Hypothetical Undisturbed Share Price Analysis and Offer Premiums Presentation to the Board of Directors, dated April 1, 2021, prepared by Goldman Sachs & Co., LLC.

(c)(4) * Board Discussion Materials, dated April 7, 2021, prepared by Goldman Sachs & Co., LLC.

(c)(5) * Presentation to the Board of Directors, dated April 25, 2021, prepared by Goldman Sachs & Co., LLC.

(c)(6) * Discussion Materials for the Board of Directors, dated April 7, 2021, prepared by Moelis & Company LLC.

(c)(7) * Discussion Materials for the Board of Directors by Moelis & Company LLC, dated April 25, 2021, prepared by Moelis & Company LLC.

(c)(8) * Revised Discussion Materials for the Board of Directors, dated April 26, 2021, prepared by Moelis & Company LLC.

(c)(9) * Update to Discussion Materials for the Board of Directors, dated May 23, 2021, prepared by Moelis & Company LLC.

(c)(10) * Discussion Materials provided to the management of 40 North Management LLC, dated October 23, 2020, prepared by Citigroup Global Markets Inc.

(c)(11) * Discussion Materials provided to the management of 40 North Management LLC, dated November 16, 2020, prepared by Citigroup Global Markets Inc.

(c)(12) * Discussion Materials provided to the management of 40 North Management LLC, dated February 24, 2021, prepared by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

(c)(13) * Discussion Materials provided to the management of 40 North Management LLC, dated March 23, 2021, prepared by J.P. Morgan Securities LLC.

(d)(1) Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated as of April 26, 2021, by and between 40 North Latitude Master Fund Ltd. and W. R. Grace & Co. (filed as Exhibit 10.1 to W. R. Grace & Co.’s Current Report on Form 8-K, filed April 26, 2021 (Film No. 21854963) and incorporated herein by reference).

(d)(3) * Limited Guaranty, dated as of April 26, 2021, by and between W. R. Grace & Co. and Standard Industries Holdings Inc.

(d)(4) Letter Agreement, dated as of February 1, 2021, by and between W. R. Grace & Co., 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP. (filed as Exhibit 7 to Amendment No. 8 to Schedule 13D, filed February 1, 2021 by 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP, David S. Winter and David J. Millstone, and incorporated herein by reference).

(d)(5) Letter Agreement, dated as of February 20, 2019, by and between W. R. Grace & Co. and 40 North Management LLC, 40 North Latitude Feeder Fund LP, 40 North GP III LLC and 40 North Latitude Master Fund Ltd. (filed as Exhibit 10.22 to W. R. Grace & Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed February 26, 2021, and incorporated herein by reference).

(d)(6) * Equity Commitment Letter, dated as of April 26, 2021, by and between Gibraltar Acquisition Holdings LLC and Standard Industries Holdings Inc.

(d)(7) * Amended and Restated Commitment Letter, dated as of May 17, 2021, by and among JPMorgan Chase Bank, N.A., BNP Paribas, BNP Paribas Securities Corp., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Citigroup Global Markets Inc., Mizuho Bank, Ltd., HSBC Securities (USA) Inc., HSBC Bank USA, N.A., The Toronto-Dominion Bank, New York Branch, TD Securities USA and Gibraltar Acquisition Holdings LLC.

(d)(8) Amendment to the Letter Agreement, dated as of April 14, 2021, by and between W. R. Grace & Co., 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP. (filed as Exhibit 10 to Amendment No. 11 to Schedule 13D, filed April 14, 2021 by 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP, David S. Winter and David J. Millstone, and incorporated herein by reference).

(d)(9) Second Amendment to the Letter Agreement, dated as of April 26, 2021, by and between W. R. Grace & Co., 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP. (filed as Exhibit 13 to Amendment No. 12 to Schedule 13D, filed April 26, 2021 by 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP, David S. Winter and David J. Millstone, and incorporated herein by reference).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

*	These exhibits were previously filed with the SC 13E-3 that was filed on July 6, 2021.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 26 , 2021.

W. R. GRACE & CO.

	By:	/s/ Cherée Johnson

		Name:	Cherée Johnson
		Title:	Senior Vice President, General Counsel and Secretary

GIBRALTAR MERGER SUB INC.

	By:	/s/ David J. Millstone
		Name:	David J. Millstone
		Title:	Co-Executive Chairman, Chief Executive Officer & President

GIBRALTAR ACQUISITION HOLDINGS LLC

	By:	/s/ David J. Millstone
		Name:	David J. Millstone
		Title:	Co-Executive Chairman, Chief Executive Officer & President

GIBRALTAR MIDCO HOLDINGS LLC

	By:	/s/ David J. Millstone
		Name:	David J. Millstone
		Title:	Co-Executive Chairman, Chief Executive Officer & President

GIBRALTAR PARENT HOLDINGS LLC

	By:	/s/ David J. Millstone
		Name:	David J. Millstone
		Title:	Co-Executive Chairman, Chief Executive Officer & President

STANDARD INDUSTRIES INC.

	By:	/s/ John Rebele
		Name:	John Rebele
		Title:	Executive Vice President and Chief Financial Officer

STANDARD INDUSTRIES HOLDINGS INC.

By:	/s/ John Rebele
	Name:	John Rebele
	Title:	Executive Vice President and Chief Financial Officer

40 NORTH MANAGEMENT LLC

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH LATITUDE FUND LP

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH GP III LLC

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH LATITUDE MASTER FUND LTD.

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Director

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Director

DAVID S. WINTER

By:	/s/ David S. Winter

DAVID J. MILLSTONE

By:	/s/ David J. Millstone